SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)


      Headliner's Entertainment, Inc., f/k/a/ Rascals International, Inc.
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                                (NAME OF ISSUER)


                         COMMON STOCK, PAR VALUE $0.001
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                         (TITLE OF CLASS OF SECURITIES)

                                    75405N102
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                                 (CUSIP NUMBER)




 Kevin Waltzer and Lisa Waltzer, c/o Andrew Farber, Esquire Hausman and Farber,
       20283 State Road 7, Suite 300, Boca Raton, FL 33498 (561) 883-8111
--------------------------------------------------------------------------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)



                                  June 3, 2004
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX
|_|.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLES THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                  SCHEDULE 13D

                              CUSIP  NO
---------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

---------------------------------------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A                     (A)  |X|
     MEMBER  OF  A  GROUP  (SEE  INSTRUCTIONS)               (B)  |_|
---------------------------------------------------------------------
(3)  SEC  USE  ONLY
---------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)               PF
---------------------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL                        |_|
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(D)  OR  2(E)

---------------------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION       US
---------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER           SEE ITEM 5
BENEFICIALLY
OWNED  BY  EACH
REPORTING  PERSON      ----------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER         SEE ITEM 5

                       ----------------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER      SEE ITEM 5

                       ----------------------------------------------
                       (10)  SHARED  DISPOSITIVE  POWER   SEE ITEM 5

---------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                              SEE ITEM 5
---------------------------------------------------------------------
(12)  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)
      EXCLUDES  CERTAIN  SHARES  (SEE  INSTRUCTIONS)             |_|
---------------------------------------------------------------------
(13)  PERCENT  OF  CLASS  REPRESENTED  BY
      AMOUNT  IN  ROW  (11)                               SEE ITEM 5

---------------------------------------------------------------------
(14)  TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)
---------------------------------------------------------------------

                       Kevin Waltzer   IN
             --------------------------------------------------------
                       Kevin Waltzer   IN
             --------------------------------------------------------


INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. indentification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group, Do not include the name of a person required to be indentified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with othr persons but does not affirm the existenc of a group, please check row 2(b) (unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b).)

(3)   The 3rd row is for SEC internal use; please leave blank.

Item 1. Security of Issuer

The securities to which this statement relates is the $0.001 par value common stock of Headliners Entertainment Group, Inc., f/k/a Rascals International, Inc. (the "Company"). The principal executive offices of the Company are located at 501 Bloomfield Ave., Montclair, NJ 07042.

Item 2. Identity and Background

This statement is filed by Kevin Waltzer and Lisa Waltzer, husband and wife. Mr. and Mrs. Waltzer reside at 17 Larkspur Lane, Newtown, PA 18904 and are citizens of the United States. Mr. Waltzer is an investor and consultant employed by Galt Ventures, Inc. Mrs. Waltzer is currently a housewife.

Neither Mr. nor Mrs. Waltzer have been a party to any criminal proceedings during the last five years. Neither Mr. nor Mrs. Waltzer have been a party to any civil or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Mr. and Mrs. Waltzer utilized their personal funds in connection with the acquisition of the securities reported in this Schedule.

Item 4. Purpose of Transaction

The securities reported herein were acquired for investment purposes only and intend to dispose of the same in a manner consistent with their investment objectives. Mr. and Mrs. Waltzer have no current plan or proposal which relate to or would result in:

(a) The acquisition by any person of additional securities of the Company. Other than the disposition of the securities described herein, in a manner consistent with their investment objectives, Mr. and Mrs. Waltzer have no current plan or proposal which relate to or would result in the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its securities;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company's business or corporate structure;

(g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotations system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) The aggregate number of common shares of the Company beneficially owned by Mr. and Mrs. Waltzer is 11,427,000, of which 2,647,000 are held in the name of Kevin Waltzer and 8,780,000 are held in the name of Lisa Waltzer. Based upon a review of the Company's SB-2 Registration Statement filed with the US Securities and Exchange Commission on June 3, 2004, the aggregate holdings of Mr. and Mrs. Walter represent approximately 22.5% of the issued and outstanding common shares of the Company. The shares held in the name of Kevin Waltzer represent approximately 5.22% of the Company's issued and outstanding common shares and the shares held in the name of Lisa Waltzer represent approximately 17.3% of the Company's issued and outstanding common shares.

(b) Kevin Waltzer has sole voting power and sole dispositive power with respect to 2,647,000 common shares held in the name of Kevin Waltzer and Lisa Waltzer and Kevin Waltzer have shares voting power and shared dispositive power with respect to 8,780,000 common shares held in the name of Lisa Waltzer.

(c) The acquisition of the Company's common shares by Kevin Waltzer was effected in 29 open market transactions from May 26, 2004 through June 1, 2004 at prices ranging from $.15 per share through $.24 per share. The acquisition of the Company's common shares by Lisa Waltzer was effected in 46 open market transactions from May 21, 2004 through June 9, 2004 at prices ranging from $.0807 per share through $.2405 per share.

(d) Not applicable

(e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

        None

Item 7. Material to Be Filed as Exhibits

        None



                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement are true, complete and correct.

         Dated: June 11, 2004

                                       /s/ Kevin Waltzer
                                       -----------------------------------------
                                       Kevin Waltzer


                                       /s/ Lisa Waltzer
                                       -----------------------------------------
                                       Lisa Waltzer